UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNITED INSURANCE HOLDINGS CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

910710102
(CUSIP Number)

Neil W. Savage
333 Third Avenue North
Suite 400
St. Petersburg, Florida 33701
(727) 341-8388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street

Clearwater, Florida 33756

(727) 461-1818

February 14, 2011
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    2    of   9   Pages

1	NAME OF REPORTING PERSON Neil W. Savage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,774
	8	SHARED VOTING POWER 1,613,306
	9	SOLE DISPOSITIVE POWER 57,774
	10	SHARED DISPOSITIVE POWER 1,613,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.79%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    3    of   9   Pages

1	NAME OF REPORTING PERSON Kern M. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,986
	8	SHARED VOTING POWER 1,613,306
	9	SOLE DISPOSITIVE POWER 214,986
	10	SHARED DISPOSITIVE POWER 1,613,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.25%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    4    of   9   Pages

1	NAME OF REPORTING PERSON William W. Hood, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,416
	8	SHARED VOTING POWER 1,613,306
	9	SOLE DISPOSITIVE POWER 184,416
	10	SHARED DISPOSITIVE POWER 1,613,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    5    of   9   Pages

ITEM 1.

SECURITY AND ISSUER.

The securities to which this statement relates are shares of common stock, par value $0.0001 per share (the “Shares”), of United Insurance Holdings Corp., a Delaware corporation (the “Issuer” or “United”).  The principal executive office of United is 360 Central Avenue, Suite 900, St. Petersburg, Florida 33701.

ITEM 2.

IDENTITY AND BACKGROUND.

(a) – (c)

This Statement is filed by the following persons ("Reporting Persons"):

(1) Neil W. Savage, whose business address is 333 Third Avenue North, Suite 400, St. Petersburg, Florida 33701.  Mr. Savage’s current principal occupation and employment is founder of Directed Capital Resources, LLC, located at 333 Third Avenue, North, Suite 400, St. Petersburg, Florida 33701.

(2) Kern M. Davis, whose business address is 4563 Central Avenue, Suite A, St. Petersburg, Florida 33713.  Mr. Davis is a practicing pathologist with Pathology Associates, located at 4563 Central Avenue, Suite A, St. Petersburg, Florida 33713.

(3) William H. Hood, III, whose business address is 3003 Palm Harbor Boulevard, Suite A, Palm Harbor, Florida 34683.  Mr. Hood’s current principal occupation and employment is that of a private investor through Hall Holdings, LLC, located at 3003 Palm Harbor Boulevard, Suite A. Palm Harbor, Florida 34683.

(d)

During the last five years, the Reporting Persons have not (i) been convicted in a criminal

proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of   competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or   final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal   or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of

a judicial or administrative body of competent jurisdiction and as a result of such proceeding was   or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or   mandating activities subject to, federal or state securities laws or finding any violation with respect   to such laws.

(f)

The Reporting Persons are each citizens of the USA.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Reporting Persons were among the original investors and founders of United Property and Casualty Insurance Company and its parent, United Insurance Holdings, LC.  Effective September 30, 2008, United Insurance Holdings, LC merged with and into FMG Acquisition Corp., thereby creating United Insurance Holdings Corp. (the “Issuer” or “United”).  In connection with this merger, each of the Reporting Persons resigned as directors of United Insurance Holdings, LC and United Property and Casualty Insurance Company.  All shares of the Issuer of which the Reporting Persons have sole voting power and sole dispositive power, relate to shares of the Issuer acquired by the Reporting Persons prior to or in connection with the merger.  All shares of the Issuer with shared voting or dispositive powers relate to shares of the Issuer for which the Reporting Persons hold a proxy, as more fully described in Items 4 and 5 below.  All consideration for purchase of the Issuer’s securities was through personal funds of each Reporting Person.

ITEM 4.

PURPOSE OF TRANSACTION.

In 1999, in connection with the formation of United Insurance Holdings, LC and United Property and Casualty Insurance Company, each of the Reporting Persons acquired the securities, which were exchanged for shares of the Issuer’s common stock in the September 2008  merger.  As indicated in Item 3 above, the Reporting Persons resigned as directors of United Insurance Holdings, LC and United Property and Casualty Insurance Company, on or about September 30, 2008.  Since their resignation as directors of United Insurance Holdings, LC and United Property and Casualty Insurance Company, the Reporting Persons have not had any control or influence over the operations or management of the Issuer.

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    6    of   9   Pages

A written agreement (the “Agreement”) was entered into as of February 14, 2011 by the Reporting Persons, thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to the rules of the SEC promulgated under the Exchange Act, the group is deemed to have acquired beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the group and for the proxies granted to the Reporting Persons as described below.  None of the members of the group purchased any additional shares of the Issuer in connection with this Agreement.  The members of the group and others held discussions and meetings prior to February 14, 2011 to discuss the matters described in this Item 4, but no agreement was reached among the parties as a result of such meetings and discussions, and no group was formed under the Exchange Act, until February 14, 2011.  The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, copy of which is filed with this Schedule 13D as Exhibit “99.2”.

Since the merger in September 2008, the Reporting Persons have been dissatisfied with, among other matters, the financial position and results of United’s operations and the price levels and liquidity of United’s common shares.  In the future, the group members may desire to have greater influence and input into the business, direction and operations of United, and accordingly desire to form a group so that management of United and other United shareholders are aware of the Reporting Persons position and aggregate beneficial ownership of the Issuer’s common stock.

The Reporting Persons solicited proxies for shares of United common stock in reliance upon Rule 14a-2(b)(2) under the Exchange Act, which permits unregistered solicitations of up to ten (10) stockholders to be made without incurring proxy filing and disclosure obligations.  Item 5 to this Schedule 13D sets forth the identity of the other United shareholders that granted the Reporting Persons their proxy and the number of shares currently underlying each proxy.  A form of the proxy is attached as Exhibit “99.3” to this Schedule 13D, to which reference is hereby made.

The Agreement contains provisions which restrict the group members and parties granting proxies the ability to sell or otherwise dispose of any of the Issuer’s securities during the term of the Agreement.  The Agreement shall terminate upon the earlier of three (3) years form the effective date of the Agreement or the date on which two (2) of the three (3) group members indicate their intent to withdraw from the group.  Appropriate amendments to this Schedule 13D will be filed upon the occurrence of such events.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person or any other persons respect to any securities of the Issuer, except with respect to the transactions described in this Item 4 and Item 5.  Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraph (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the above, the Reporting Persons may make additional purchases of Common Stock, either in the open market or in private transactions, including the exercise of options or warrants, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own business, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons may, subject to the Agreement, decide to sell all or part of their investment in the Issuer’s common stock, although they have no current intention to do so.  Likewise, although the Reporting Persons have no current plans or arrangements, the Reporting Persons reserve the right to make changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board or to make changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person or a change in the Issuer’s board of directors.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT OR THIS GROUP.  THE REPORTING PERSONS ARE NOT SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO OR IN ANY OTHER WAY TAKE ACTION UPON ANY MATTER UPON WHICH THE ISSUER SOLICITS THE VOTE OF ITS STOCKHOLDERS, OTHER THAN THE SOLICITATION OF PROXIES AS DESCRIBED IN ITEM 5 BELOW, MADE IN RELIANCE UPON RULE 14a-2(b)(2) UNDER THE EXCHANGE ACT, WHICH PERMITS NON-REGISTERED SOLICITATIONS UP TO TEN (10) STOCKHOLDERS TO BE MADE WITHOUT INCURRING PROXY FILING AND DISCLOSURE OBLIGATIONS.  THE REPORTING PERSONS BELIEVE THAT ALL STOCKHOLDERS SHOULD MAKE INDEPENDENT DECISIONS REGARDING THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON BY THE STOCKHOLDERS OF THE ISSUER.

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    7    of   9   Pages

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Based on the Form 10-Q of the Issuer for the period ended September 30, 2010, there were 10,573,932 shares of Common Stock outstanding.  In the aggregate, the Reporting Persons beneficially own 2,070,482 shares, including up to 56,368 shares underlying common stock purchase warrants exercisable within sixty (60) days and voting and disposition rights for 1,613,306 common shares pursuant to proxy rights, as described below.  These shares present approximately 19.6% of the Issuer’s Common Stock outstanding as of September 30, 2010, as computed in accordance with Rule 13d-3(d) of the Exchange Act.  See Item 5(b) below for beneficial ownership information regarding each person named in Item 2.

(b)

The following table sets forth for each Reporting Person the number of shares and applicable percentage of outstanding common shares as of September 30, 2010 as to which there is sole power to vote or direct to vote, shared power to vote or direct to vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of the Issuer’s common stock:

	# of common		# of common
	shares		shares
	with sole		with shared
	voting or		voting or
	dispositive		dispositive
Name	powers	%	powers (4)%		Total	%

Neil W. Savage (1)	57,774.55%		1,613,306	15.26%	1,671,080	15.79%

Kern M. Davis (2)	214,986	1.76%	1,613,306	15.26%	1,828,292	17.25%

William W. Hood, III (3)	184,416	2.03%	1,613,306	15.26%	1,799,722	16.98%

Total	457,176	4.33%	1,613,306	15.26%	2,070,482	19.59%

(1)

Mr. Savage beneficially owns, individually and in his self-directed IRA Account, 51,508 common shares and has the right to acquire an additional 6,266 common shares within the next sixty (60) days pursuant to a common stock purchase warrant with a $6.00 exercise price, which expires on October 4, 2011.

(2)

Mr. Davis beneficially owns 62,777 common shares through the Kern M. Davis TTEE/U/A DTD April 3, 2001, Kern M. Davis Living Trust and 125,375 common shares through the Frances T. Davis IRA/Raymond James and Assoc Inc CSDN/Kern Michael Davis POA of which he has voting and dispositive control, and has the right to direct the acquisition of an additional 26,834 common shares within the next sixty (60) days pursuant to a common stock purchase warrant with a $6.00 exercise price, which expires on October 4, 2011.

(3)

Mr. Hood beneficially owns, through the William H. Hood, III Revocable Trust of which he is trustee with voting and dispositive control, 163,148 common shares and has the right to acquire an additional 23,268 common shares within the next sixty (60) days pursuant to a common stock purchase warrant with a $6.00 exercise price, which expires on October 4, 2011.

(4)

Represents beneficial ownership attributable to each Reporting Person pursuant to proxy rights as more fully described in footnote (5).

(5)

The following table identifies each United stockholder that has granted the Reporting Persons a proxy in the form attached as Exhibit “99.3” and the number of shares and percentage ownership as of September 30, 2010 underlying each proxy.  These proxies were solicited in accordance with Rule 14a-2(b)(2) of the Exchange Act.  Mr. Savage is granted primary voting rights and in his absence either Mr. Davis or Mr. Hood may exercise proxy voting rights.  The proxies grant voting rights for all matters on which a shareholder vote or consent is required, excepting only a “Sale of Company”, as defined in the Proxy, to which reference is made.

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    8    of   9   Pages

		% of
Name	# of Shares	Shares

Mark S. and Linda C. Berset	408,004	3.86%
Daniel M. Harvey, Jr. (a)	285,708	2.70%
John B. Weir, Jr	250,750	2.37%
Jean G. Irwin (b)	219,495	2.08%
Robert C. Frye	170,000	1.61%
John B. Norrie (c)	125,375	1.19%
Kristin Brett	62,777	0.59%
Booker Creek Venture, Inc. (d)	45,988	0.43%
Nicholas Griffin	45,210	0.43%

Total	1,613,306	15.26%

(a)

Represents shares held in the name of IPP1 Family Limited Partnership of which Daniel M. Harvey, Jr. has voting rights as President of Mid Town Management Corp., its general partner.

(b)

Represents 94,120 common shares held by JJM Fund Management, LLC and 125,375 common shares held by the Jean G. Getting Irwin Trust of which Jean G. Irwin has voting rights.

(c)

Represents common shares held in the name of Constance M. Norrie, et al. TTEE 11/27/91 and John Blair Norrie, et al. TTEE 11/27/91 of which John B. Norrie has voting rights.

(d)

Ronald F. Holehouse has voting rights for Brook Creek Venture, Inc.

Each Reporting Person disclaims economic or pecuniary ownership of the shares underlying these proxies or the shares held by the other Reporting Persons.  Each Reporting Person provided only information as to itself and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.

(d)

None.

(e)

None

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3, 4 and 5 above, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

Exhibit 99.1

Joint Filing Agreement among Reporting Persons.

Exhibit 99.2

Form of Agreement between Reporting Persons.

Exhibit 99.3

Form of Proxy.

SCHEDULE 13D

CUSIP No. 910710102                                                                                                 Page    9    of   9   Pages

SIGNATURE PAGE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Date:	February 22, 2011	/s/ Neil W. Savage
Neil W. Savage

Date:	February 22, 2011	/s/ Kern M. Davis
Kern M. Davis

Date:	February 22, 2011	/s/ William W. Hood, III
William W. Hood, III